QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(10)

Cubic Completes ECC Acquisition

        SAN DIEGO & ORLANDO, Fla. —Oct. 13, 2003—San Diego-based Cubic Corporation (AMEX:CUB) and Orlando, Fla.-based ECC International Corp. (AMEX:ECC) today announced that Cubic has acquired more than 90 percent ownership of ECC. Cubic also announced that the Subsequent Offering Period terminated at 5 p.m. (ET), Friday, Oct. 10, 2003.

        Cubic and ECC intend to file a Short Form Merger Agreement with the Delaware Secretary of State on Tuesday, Oct. 14, 2003. Thereafter, ECC shares will be delisted from trading on the American Stock Exchange and will be withdrawn from registration under the Securities Act of 1933. Remaining ECC shareholders will receive cash for their shares as provided in the Merger Agreement.

About Cubic Corporation

        Cubic Corporation is parent to two major segments: defense and transportation. The Cubic Defense Applications group provides realistic combat training systems for military forces as well as simulation, force modernization, educational, operations and maintenance and manufacturing services. The group also supplies products and systems for Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR) applications, search and rescue avionics, and radio communications for military and civil markets. The Cubic Transportation Systems group designs and manufactures automatic fare collection systems for public mass transit, including rail and buses, throughout the world.

About ECC International

        ECC International Corp. is a world leader in the design, development and production of simulators and related training programs for crew, operator and maintainer training. ECC provides a wide range of products and services used by all branches of the U.S. Department of Defense and by armed forces in 25 other countries.

        SAFE HARBOR: This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on management's beliefs and assumptions.

QuickLinks

  Exhibit (a)(10)